

July 30, 2010

<u>Via Facsimile and U.S. Mail</u>
Mr. Randall Chestnut
Chairman, President and Chief Executive Officer
916 S. Burnside Ave.
Gonzales, Louisiana
70737

        Re: Crown Crafts, Inc.
                Definitive Additional Soliciting Materials on Schedule 14A
                Filed July 29, 2010
                File No. 1-07604

Dear Mr. Chestnut:

We have reviewed your filings and have the following comment.

Please respond to this letter by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

General

1.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. In future filings, please characterize certain statements as your opinion or belief and also provide us with support for the statements you make with respect to the following:

- allegations regarding the "severe losses" shareholders of Alliance Semiconductor Corporation suffered and how such losses are attributed to Mr. Keating versus any other factors; and,

- assertions regarding the compensation received by Wynnefield nominees at other companies.

*   *   *

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comment, please provide, in writing, a statement from the filing persons acknowledging that:

- the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        You may contact me at (202) 551-3757 if you have any questions regarding our comments.

        Sincerely,

        Mellissa Campbell Duru
        Special Counsel
        Office of Mergers and Acquisitions

Cc (via facsimile):   Jodi Spencer, Esq.
                  Rogers & Hardin LLP
                  (404) 525-2224